Exhibit (a)(5)(C)

April 1, 2009

The Directors of The Special Committee

Cox Radio, Inc.

6205 Peachtree Dunwoody Road

Atlanta, GA 30328

Dear Ms. Baranco and Mr. Evans:

We understand that Cox Media Group, Inc., a Delaware Corporation (“Cox Media”), an indirect wholly-owned subsidiary of Cox Enterprises, Inc., a Delaware Corporation (“Cox Enterprises”), has tendered by means of a cash tender offer (the “Tender Offer”) dated March 23, 2009 and subsequent short-form merger, for all outstanding shares of Class A common stock, par value $0.33 per share of Cox Radio, Inc. (“Cox Radio” or the “Company”) not otherwise owned by Cox Media or Cox Enterprises. Cox Media is offering to purchase each issued and outstanding share of Cox Radio Class A Common Stock for $3.80 per share in cash (the “Consideration”). The terms and conditions of the Tender Offer are more fully set forth in the Offer to Purchase as filed with the Securities and Exchange Commission on March 23, 2009 (the “Offer to Purchase”). We further understand that approximately 78% of outstanding shares (after the conversion of Class B Common Stock to shares of Class A Common Stock) are owned by Cox Media.

You have asked for our opinion as to whether the Consideration is fair, from a financial point of view, to the holders of Cox Radio’s Class A Common Stock, other than Cox Media and Cox Enterprises.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other information of the Company;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	analyzed certain financial forecasts prepared by the management of the Company, which forecasts the Company has represented to us are consistent with the best judgments of the Company’s management as to the future financial performance of the Company and are the best currently available forecasts with respect to such future financial performance of the Company;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(v)	reviewed the reported prices and trading activity for the Class A Common Stock;

(vi)	compared the financial performance of the Company and the prices and trading activity of the Class A Common Stock with that of certain other publicly traded companies and their securities that we considered comparable to the Company in certain respects;

(vii)	reviewed the financial terms, to the extent publicly available, of certain transactions that we considered comparable to the Tender Offer in certain respects;

(viii)	reviewed the Offer to Purchase and certain related documents; and

(ix)	performed such other analyses and considered such other factors as we have deemed appropriate.

The Directors of The Special Committee

Cox Radio, Inc.

April 1, 2009

We have assumed and relied upon without independent verification the accuracy and completeness of the financial and other information reviewed by or discussed with us for the purposes of this opinion. With respect to the financial projections provided to us, with your consent, we have assumed that they have been reasonably prepared and are consistent with the best currently available estimates and judgments of the senior management of Cox Radio as to the future financial performance of Cox Radio. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based, and we have relied upon the assurances of the senior management of Cox Radio that they are unaware of any facts that would make the information provided to or reviewed by us incomplete or misleading. We have also assumed, based upon the information which has been provided to us and without assuming responsibility for independent verification therefore, that no material undisclosed liability exists with respect to the Company. We have not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Cox Radio or any of its subsidiaries, nor have we been furnished with any such valuations or appraisals.

We have also assumed that the Tender Offer will be consummated in accordance with the terms set forth in the Offer to Purchase and that all conditions to the Tender Offer set forth in the Offer to Purchase will be timely satisfied and not waived. In addition, we have assumed, with your consent, that any governmental, regulatory or third party consents, approvals or agreements necessary for the consummation of the Tender Offer will be obtained without any imposition of a delay, limitation, restriction or condition that would have a material adverse effect on the Company or the contemplated benefits of the Tender Offer. In addition, we are not legal, accounting, regulatory or tax experts and with your consent we have relied, without independent verification, on the assessment of Cox Radio and its advisors with respect to such matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Our opinion addresses only the fairness, from a financial point of view, to the stockholders of the Class A Common Stock of the Company (other than Cox Media and Cox Enterprises) of the Consideration, and we do not express any view as to the fairness of the Tender Offer to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or any other term of the proposed Tender Offer or the other matters contemplated by the Tender Offer. Our opinion does not address the relative merits of the Tender Offer as compared to other business strategies or transactions that might be available to the Company.

We have acted as financial advisor to the Directors of The Special Committee of The Board of Directors of the Company in connection with this Tender Offer. We have not acted as financial advisor to any party with regard to the Tender Offer other than the Directors of The Special Committee of The Board of Directors of the Company. We will receive a fee for our services upon filing by the Company of the Schedule 14D-9 payable by the Company. Payment of this fee is not contingent upon the successful completion of the Tender Offer. In addition, the Company has agreed to indemnify us for certain liabilities relating to or arising out of our engagement. In addition, an executive of Gleacher Partners LLC has an unrelated business relationship with one of the members of the Special Committee. We have had no other recent financial advisory or other commercial or investment banking relationships of a material nature with the Company. Our opinion expressed herein is provided for the information and assistance of the Directors of The Special Committee of The Board of Directors of the Company in connection with its consideration of the Tender Offer and the other matters contemplated by the Tender Offer and such opinion does not constitute a recommendation as to whether the Directors of the Special Committee of the Company should recommend the Tender Offer or whether any stockholders of Class A Common Stock of the Company should tender its shares in connection with the Tender Offer.

The Directors of The Special Committee

Cox Radio, Inc.

April 1, 2009

It is understood that this letter and any advice or materials provided by Gleacher Partners LLC in connection with its engagement by the Directors of The Special Committee of The Board of Directors of the Company are for the information of the Directors of The Special Committee of The Board of Directors of the Company, and the Company agrees that no such opinion, advice or material shall be relied upon by any person or used for any other purpose or be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to Gleacher Partners LLC be made by or on behalf of the Company, in each case without the prior written consent of Gleacher Partners LLC.

Based upon and subject to the foregoing and such other matters as we consider relevant, we are of the opinion that, as of the date hereof, the Consideration to be paid in connection with the Tender Offer is fair, from a financial point of view, to the holders of Cox Radio’s Class A Common Stock (other than Cox Media and Cox Enterprises).

We have not been asked, and therefore do not herein express, an opinion as to the fairness of any amount or nature of any compensation to any of the Company’s officers, directors or employees (or any class of similar persons) relative to the compensation of other shareholders of the Company.

This opinion has been approved by the Opinion Review Committee of Gleacher Partners LLC after its review of relevant documentation and valuation methodologies. The Opinion Review Committee is comprised of Gleacher Partners LLC senior professionals not participating in this engagement.

Very truly yours,

GLEACHER PARTNERS LLC

By:
Joseph T. Donohue
Managing Director